Filed Pursuant to Rule 424(b)(2)

File No. 333-159738

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series K, Adjustable Annual Coupon Notes	$7,000,000	$499.10

(1)

The total filing fee of $499.10 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

PRICING SUPPLEMENT No. 32 dated October 29, 2010 (To Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K

Adjustable Annual Coupon Notes Notes due November 5, 2017

■ Annual interest payments ■ The rate of interest payable on the notes will depend upon 3 month LIBOR, determined annually:

3 month LIBOR	Interest Rate Payable on the Notes
Less than 1.50%	1.00% per annum
1.50% to 3.99%	3.00% per annum
4.00% or greater	6.00% per annum

■ Term of approximately 7 years

Investing in the notes involves risks. See “Risk Factors” on page PRS-6.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction. The notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	2.00%	98.00%
Total	$7,000,000	$140,000	$6,860,000

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs. The agent discount and structuring and development costs total approximately $71.58 per $1,000 note. See “Plan of Distribution” in the accompanying prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Adjustable Annual Coupon Notes Notes due November 5, 2017

Investment Description

The Notes due November 5, 2017 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series K.”

You should read this pricing supplement together with the accompanying prospectus supplement dated April 23, 2010 and prospectus dated June 4, 2009 for additional information about the notes. You should not rely on any free writing prospectus filed prior to the date of this pricing supplement in connection with making a decision to invest in the notes unless it specifically refers to the notes. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement.

Investor Considerations

We have designed the notes for investors who:

¡	seek current income;

¡	seek an investment with an interest rate equal to 1.00% per annum and the possibility of an increase in the interest rate if 3 month LIBOR is equal to or greater than 1.50% on a determination date;

¡	understand that if 3 month LIBOR is not equal to or greater than 1.50% on a determination date, the interest rate on the notes for the corresponding interest period will be 1.00% per annum;

¡	understand that the interest rate on the notes will never be higher than 6.00% per annum regardless of how high 3 month LIBOR rises; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect interest rates to increase beyond the rates provided by the notes;

¡	are unwilling to accept the credit risk of Wells Fargo; and

¡	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

PRS-2

Adjustable Annual Coupon Notes Notes due November 5, 2017

Terms of the Notes

Pricing Date:	October 29, 2010

Issue Date:	November 5, 2010

Stated Maturity Date:	November 5, 2017

Interest Payment Dates:	November 5 of each year, commencing November 5, 2011 and at maturity. Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include November 4, 2011.

Interest Rate:	The interest rate that will apply during an interest period will be determined by reference to 3 month LIBOR on the determination date for such interest period:

	3 month LIBOR on the Determination Date for the Interest Period	Interest Rate Payable on the Notes
	Less than 1.50% 1.50% to 3.99% 4.00% or greater	1.00% per annum 3.00% per annum 6.00% per annum

The “determination date” for an interest period will be two London banking days prior to the first day of such interest period. As a result, the interest rate for the first interest period will be determined two London banking days before the issue date. See “Description of Notes—Fixed Rate Notes” in the accompanying prospectus supplement for a discussion of the manner in which interest on the notes will be calculated, accrued and paid.

“3 month LIBOR” means, for any determination date, the arithmetic mean of the offered rates for deposits in U.S. dollars having a 3 month maturity, commencing on the second London banking day immediately following that determination date that appear on the designated LIBOR page as of 11:00 a.m., London time, on that determination date, if at least two offered rates appear on the designated LIBOR page, provided that if the designated LIBOR page by its terms provides only for a single rate, that single rate will be used. The “designated LIBOR page” means the display on Reuters, or any successor service, on page LIBOR01, or any other page as may replace that page on that service, for the purpose of displaying the London Interbank rates for U.S. dollars.

PRS-3

Adjustable Annual Coupon Notes Notes due November 5, 2017

Terms of the Notes (Continued)

If (i) fewer than two offered rates appear or (ii) no rate appears and the designated LIBOR page by its terms provides only for a single rate, then the calculation agent will request the principal London offices of each of four major banks in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for a 3 month period commencing on the second London banking day immediately following that determination date to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that determination date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, 3 month LIBOR determined on that determination date will be the arithmetic mean of those quotations.

If fewer than two quotations are provided, 3 month LIBOR will the arithmetic mean of the rates quoted at approximately 11:00 a.m. in New York, New York on that determination date by three major banks in New York, New York selected by the calculation agent for loans in U.S. dollars to leading European banks, having a 3 month maturity and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.

If the banks so selected by the calculation agent are not quoting as set forth above, 3 month LIBOR on such determination date will be determined by the calculation agent in a commercially reasonable manner.

Tax Consequences:	We intend to treat the notes as debt instruments subject to the special rules governing contingent payment debt instruments for United States federal income tax purposes. We urge you to read the discussion entitled “United States Federal Income Tax Considerations” below on page PRS-9 for a more detailed discussion of the rules governing contingent payment debt instruments, and we also urge you to discuss the tax consequences of your investment in the notes with your tax advisor.

Comparable Yield and Projected Payment Schedule:	As of the date of this pricing supplement, we have determined that the comparable yield for the notes is equal to 2.4879% per annum, compounded semi-annually. Based on the comparable yield, if you are an initial holder that holds the notes until the stated maturity date and you pay your taxes on a calendar year basis, you will generally be required to include the following amount of ordinary income for each $1,000 investment in the notes each year: $3.87 in 2010, $25.09 in 2011, $25.42 in 2012, $25.71 in 2013, $25.90 in 2014, $25.89 in 2015, $25.72 in 2016 and $21.51 in 2017. We have also calculated a projected payment schedule for your notes consisting of estimates of the annual interest payments and a payment at maturity of $1,041.73 per $1,000 principal amount of notes (representing repayment of principal and an estimate of the final annual interest payment). If, during any taxable year, the actual payments with respect to the notes exceed the projected payments for that taxable year, you will recognize additional interest income in that taxable year. If, during any taxable year, the actual payments with respect to the notes are less than the amount of projected payments for that taxable year, you will reduce the amount of interest income you otherwise would have accrued in that taxable year and you may recognize an ordinary loss in that taxable year. See “United States Federal Income Tax Considerations” on page PRS-9 for more information.

PRS-4

Adjustable Annual Coupon Notes Notes due November 5, 2017

Terms of the Notes (Continued)

No Listing:	The notes will not be listed on any securities exchange or automated quotation system.

Agent:	Wells Fargo Securities, LLC. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of 2.00% of the original offering price of the notes. Such securities dealers may include Wells Fargo Investments, LLC or Wells Fargo Advisors, LLC. Wells Fargo Investments, LLC and Wells Fargo Advisors, LLC are our affiliates.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RBH3

PRS-5

Adjustable Annual Coupon Notes Notes due November 5, 2017

Risk Factors

Your investment in the notes will involve risks. You should carefully consider the risk factors set forth below as well as the other information contained in the accompanying prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes may increase during the term of the notes based on the level of 3 month LIBOR, the interest rate that will apply at any time on the notes will not be tied directly to 3 month LIBOR and may be more or less than prevailing market interest rates at such time. The interest rate on the notes during an interest period may be lower than 3 month LIBOR on the corresponding determination date and in any event will never exceed 6.00% per annum regardless of the level of 3 month LIBOR on any determination date. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party, and any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

The Inclusion Of The Agent Discount And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution and structuring and development costs. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. We expect such costs will include the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. The price at which an agent or any other potential buyer may be willing to buy your notes will also be affected by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by supply and demand of the notes, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. A change in a specific factor could have the following impacts on the value of the notes, assuming all other conditions remain constant. When we

PRS-6

Adjustable Annual Coupon Notes Notes due November 5, 2017

Risk Factors (Continued)

refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	3 Month LIBOR. The value of the notes prior to maturity will be influenced by the current and projected levels of 3 month LIBOR.

•	Interest Rates. The value of the notes will be affected by changes in the interest rates in the U.S. market.

•	Time Remaining To Maturity. The value of the notes may be affected by the time remaining to maturity. As a result of a “time premium,” the notes may have a value above that which would be expected based on the level of interest rates and the level of 3 month LIBOR at such time the longer the time remaining to maturity. A “time premium” results from expectations concerning the level of 3 month LIBOR during the period prior to maturity of the notes. As the time remaining to the maturity of the notes decreases, this time premium will likely decrease and, depending on the level of 3 month LIBOR at such time, may adversely affect the value of the notes.

•	Our Credit Ratings, Financial Condition And Results Of Operation. Actual or anticipated changes in our credit ratings, financial condition or results of operation may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the level of 3 month LIBOR, an improvement in our credit ratings, financial condition or results of operation will not reduce the other investment risks related to the notes.

We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to and do not intend to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

Potential Conflicts Of Interest Could Arise.

One of our affiliates will be the calculation agent for purposes of determining 3 month LIBOR in the event that 3 month LIBOR is not determined by reference to the designated LIBOR page or bank quotations. As a result, potential conflicts of interest may exist between the calculation agent and you. The calculation agent will exercise its judgment in good faith when performing its functions.

You Will Be Required to Accrue Interest Income Over the Term of the Notes.

We intend to treat the notes as subject to the special rules governing contingent payment debt instruments. If these special rules apply to your notes, you will be required to accrue an amount of interest during certain periods that exceeds the stated interest on your note for such periods. We expect that this will be the case during 2010, 2011, 2012, 2013 and 2014 for calendar year taxpayers.

PRS-7

Adjustable Annual Coupon Notes Notes due November 5, 2017

Historical LIBOR Information

The following graph sets forth 3 month LIBOR for each day in the period from January 1, 2000 to October 29, 2010. On October 29, 2010, 3 month LIBOR was 0.28594% and 3 month LIBOR has been below 1.50% since December 19, 2008. The historical 3 month LIBOR set forth below should not be taken as an indication of 3 month LIBOR in the future.

PRS-8

Adjustable Annual Coupon Notes Notes due November 5, 2017

United States Federal Income Tax Considerations

The following is a general description of certain United States federal income tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the United States federal income tax consequences of acquiring, holding and disposing of the notes and receiving payments of amounts under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The discussion below applies to you only if you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes as part of a straddle, a hedging, a conversion or other integrated transaction for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Except as otherwise noted under “—Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a “United States holder” if you are a beneficial owner of a note and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT

PRS-9

Adjustable Annual Coupon Notes Notes due November 5, 2017

United States Federal Income Tax Considerations (Continued)

YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF HAVING AGREED TO THE REQUIRED TAX TREATMENT OF YOUR NOTES DESCRIBED BELOW AND AS TO THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS TO YOUR INVESTMENT IN YOUR NOTES.

The tax treatment of your notes depends upon whether or not it is reasonably expected that the interest rate on the notes during the first half of the notes’ term will be significantly greater or less than the interest rate on the notes during the second half of the notes’ term (“Front- or Back-Loaded”). We believe that the interest rate on the notes is reasonably expected to be Front- or Back-Loaded. This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your notes. In the opinion of our special tax counsel, Sullivan & Cromwell LLP, assuming the notes are Front-Loaded or Back-Loaded, the notes should be characterized and treated as debt instruments subject to the special rules governing contingent payment debt instruments for United States federal income tax purposes (the “CPDI Rules”). Except as noted below under “Alternative Treatments,” the rest of this discussion assumes that the notes will be subject to the CPDI Rules.

One consequence of the application of the CPDI Rules to your notes is that you will be required to accrue an amount of interest in certain periods that exceeds the stated interest on your note in such periods. We expect that this will be the case in 2010, 2011, 2012, 2013 and 2014 for calendar year taxpayers. Conversely, you will be required to accrue an amount of interest in certain periods that is less than the stated interest on your note in such periods. We expect that this will be the case in 2015, 2016 and 2017.

Under the CPDI Rules, the amount of interest you are required to take into account over the term of the notes will be determined by constructing a projected payment schedule for the notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions otherwise similar to the notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield.

As of the date of this pricing supplement, we have determined that the comparable yield for the notes is equal to 2.4879% per annum, compounded semi-annually. Based on the comparable yield, if you are an initial holder that holds the notes until the stated maturity date and you pay your taxes on a calendar year basis, you will be generally required to include the following amount of ordinary income (subject to the positive and negative adjustments described below) for each $1,000 investment in the notes each year: $3.87 in 2010, $25.09 in 2011, $25.42 in 2012, $25.71 in 2013, $25.90 in 2014, $25.89 in 2015, $25.72 in 2016 and $21.51 in 2017.

PRS-10

Adjustable Annual Coupon Notes Notes due November 5, 2017

United States Federal Income Tax Considerations (Continued)

In addition, we have determined the projected payments for a note (based on an investment of $1,000) are as follows:

Projected Payment Date	Projected Payment
November 5, 2011	$11.35
November 5, 2012	$13.15
November 5, 2013	$17.33
November 5, 2014	$24.84
November 5, 2015	$31.85
November 5, 2016	$38.86
November 5, 2017	$1,041.73

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the notes, unless you timely disclose and justify on your United States federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule set forth above is not provided to you for any purpose other than the determination of your interest accruals in respect of the notes, and we make no representations regarding the amount of contingent payments with respect to the notes.

The amount of original issue discount on a note for each accrual period is determined by multiplying the comparable yield of the note, adjusted for the length of the accrual period, by the note’s adjusted issue price (as defined below) at the beginning of the accrual period. The amount of original issue discount so determined is then allocated on a ratable basis to each day in the accrual period that you have held the note. The adjusted issue price of a note at the beginning of any accrual period will generally be its issue price increased by the amount of original issue discount allocable to all prior accrual periods, determined without regard to any positive or negative adjustments to interest accruals described below, and decreased by the amount of any projected payments previously scheduled to have been made with respect to the note. Pursuant to the CPDI Rules, you will not be required to separately include the actual interest payments into income at the time such actual interest payments are received by you.

In addition to interest accrued based on the comparable yield as described above, if, during any taxable year, the actual payments with respect to the notes exceed the projected payments for that taxable year, you will incur a “net positive adjustment” under the CPDI Rules equal to the amount of such excess. You will treat a net positive adjustment as additional interest income in that taxable year.

If, during any taxable year, the actual payments with respect to the notes are less than the amount of projected payments for that taxable year, you will incur a “net negative adjustment” under the CPDI Rules equal to the amount of such deficit. This net negative adjustment will (a) reduce your interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the notes or to reduce the amount realized on a sale, exchange, redemption or repurchase of the notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

PRS-11

Adjustable Annual Coupon Notes Notes due November 5, 2017

United States Federal Income Tax Considerations (Continued)

If you purchase the notes for an amount that differs from the notes’ adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for the notes and its adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of the notes will equal the notes’ original issue price increased by any interest deemed to be accrued on the notes and decreased by the amount of any projected interest payments previously scheduled to have been made with respect to the notes (under the CPDI Rules) as of the time you purchase the notes.

If you purchase the notes for an amount that is less than the adjusted issue price of the notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize upon the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If you purchase the notes for an amount that is greater than the adjusted issue price of the notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize upon the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale of the notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted tax basis in the notes. In general, your adjusted tax basis in the notes will equal the amount you paid for the notes, increased by the amount of interest you previously accrued with respect to the notes (in accordance with the comparable yield for the notes), decreased by the projected amount of any interest payments previously made to you with respect to the notes and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase the notes at a price other than the adjusted issue price determined for tax purposes.

Any gain you recognize upon the sale of the notes will generally be ordinary interest income. Any loss you recognize at such time will generally be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the notes, and thereafter, capital loss. You will generally only be able to use such ordinary loss to offset your income in the taxable year in which you recognize the ordinary loss and will generally not be able to carry such ordinary loss forward or back to offset income in other taxable years. The deductibility of capital losses is subject to limitations.

Alternative Treatment. If the Internal Revenue Service disagrees with our conclusion that the interest rate on the notes is reasonably expected to be Front or Back-Loaded, the Internal Revenue Service could treat your notes as variable rate debt instruments. Under this characterization, you will be subject to tax on interest payments, if any,

PRS-12

Adjustable Annual Coupon Notes Notes due November 5, 2017

United States Federal Income Tax Considerations (Continued)

as ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes and any gain or loss you recognize upon the sale or maturity of your notes will be capital gain or loss. You should consult your tax advisor as to the tax consequences of such characterization.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its gross interest income and its net gains from the sale, redemption or maturity of the notes, unless such gross interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your gains in respect of your investment in the notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. An investment in the notes or a sale of the notes should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the notes or a sale of the notes to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of notes.

Non-United States Holders. If you are not a United States holder, subject to the discussion of backup withholding and information reporting below, payments of interest (including amounts taken into income under the accrual rules described above and any gain from the sale or exchange of a note that is treated as interest for this purpose) in respect of your notes should not be subject to U.S. federal income tax or withholding tax provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our capital stock that are entitled to vote, within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is, directly or indirectly, related to us through stock ownership;

•	you are not a bank whose receipt of interest (including original issue discount) on your notes is described in Section 881(C)(3)(A) of the Code; and

•	you (i) provide your name and address and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on Internal Revenue Service Form W-8BEN (or other applicable form)); or (ii) hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable Treasury Regulations. Special certification rules apply to holders that are pass-through entities.

PRS-13

Adjustable Annual Coupon Notes Notes due November 5, 2017

United States Federal Income Tax Considerations (Continued)

If the requirements described above are not satisfied, a 30% withholding tax will generally apply to the gross amount of interest (including original issue discount or other amounts treated as interest) on the notes that is paid to you.

Backup Withholding and Information Reporting. In general, if you are a non-corporate United States holder, Wells Fargo and other payors are required to report to the Internal Revenue Service all payments made to you on your notes. In addition, Wells Fargo and other payors are required to report to the Internal Revenue Service any payment of proceeds of the sale of your notes before maturity within the United States (as well as the proceeds of certain sales outside the United States). Additionally, backup withholding will apply to any payments made to you on your notes if you fail to provide an accurate taxpayer identification number or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns. Furthermore, pursuant to recently enacted legislation, certain payments in respect of notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

If you are a non-United States holder of notes, we must report annually to the Internal Revenue Service and to you the amount of payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. You will generally not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States holder and you comply with certain certification and identification requirements as to your foreign status.

PRS-14